UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Woolworths Limited

(Name of Subject Company)

Commonwealth of Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Woolworths Limited

(Name of Person(s) Furnishing Form)

Ordinary Fully Paid Shares

(Title of Class of Subject Securities)

Peter John Horton – Group General Counsel and Company Secretary

Woolworths Limited

1 Woolworths Way

Bella Vista, NSW, 2153, Australia

Telephone: +61 2 8885 0000

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications

on Behalf of Subject Company)

with a copy to

Waldo D. Jones, Jr.

Sullivan & Cromwell

Level 27, The Chifley Tower

2 Chifley Square

Sydney, New South Wales 2000, Australia

Telephone: +61 2 8227 6700

October 5, 2012

(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Exhibit Number

99.1	Notice of Annual General Meeting and Explanatory Memorandum relating to the Capital Reduction Resolution (previously filed with the Form CB of the Company on October 5, 2012)

Part II - Information not Required to be sent to Security Holders

Exhibit Number

99.2	Media Release, dated October 5, 2012 (previously filed with the Form CB of the Company on October 5, 2012)

99.3	Presentation, dated October 5, 2012 (previously filed with the Form CB of the Company on October 5, 2012)

99.4	ASX Release, dated November 22, 2012 (filed herewith)

Part III – Consent to Service of Process

Previously filed with the Form CB of the Company on October 5, 2012

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WOOLWORTHS LIMITED

By:	/s/ Peter John Horton
Name:	Peter John Horton
Title:	Group General Counsel and Company Secretary